UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of February 2019

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Item 1:	Form 6-K dated February 7, 2019 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated:	February 7, 2019

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

SIGNIFICANT SALES GROWTH IN NORTH AMERICA OFFSET BY CONTINUING WEAKER MARKET CONDITIONS IN CHINA

	Janaury 2019	Change year-on-year	Apr 2018-Jan 2019	Change year-on-year

Jaguar Land Rover	43,733	(10.9)%	463,732	(5.5)%
Jaguar	12,799	(9.0)%	143,701	3.6%
Land Rover	30,934	(11.6)%	320,031	(9.1)%

 Whitley, UK, February 7, 2019 - Jaguar Land Rover retail sales in January 2019 were 43,733 vehicles, down 10.9% compared to January last year. Strong sales of E-PACE, I-PACE and refreshed Range Rover and Range Rover Sport were more than offset by continuing market weakness in China and the run out of the Range Rover Evoque, ahead of the introduction of the all new Evoque later this quarter.

Retails in North America were up 13.2% but sales in China were down -39.8% reflecting continuing weakness in the market. Sales were also down in Europe (-5.7%) amid slowing economic growth and continuing diesel uncertainty while staying broadly flat in Overseas markets (-1.0%) and in the UK (-0.9%).

Jaguar retail sales in January were 12,799 vehicles, down 9.0% year-on-year. Sales of the new E-PACE and all-electric I-PACE grew while sales of other models were lower largely reflecting the China market.

Land Rover retailed 30,934 vehicles in January, down 11.6 % year-on-year as strong sales of the refreshed Range Rover and Range Rover Sport were more than offset by the run out of the Evoque and lower sales of other models largely reflecting weaker demand in China.

Felix Brautigam, Jaguar Land Rover Chief Commercial Officer, said:

"We have begun the new year with a stellar start in North America, achieving our best ever January sales and significantly outperforming the industry, this reflects the strength of our brands and demand for our exciting product line-up. The economic slowdown in China continues to impact consumer confidence but, as part of our turnaround plan, we are working extensively with our retailers to rejuvenate sales.

"At Jaguar the sporty compact E-PACE and all-electric I-PACE sold particularly well, driving Jaguar sales for the current fiscal year which are at their highest level ever. Despite this, sales saw a dip in January due to lower demand for the F-PACE and the XF in China.

"The transition from the outgoing Range Rover Evoque and lower Discovery Sport sales in China impacted Land Rover sales, but we are encouraged by continued demand for the refreshed Range Rover and Range Rover Sport. With deliveries of the new Evoque due to start later this quarter we look forward to building momentum as we head into the year."

Jaguar Land Rover total retail sales for the 10 months to 31 January 2019 were 463,732, down 5.5% compared to the same period last year.

ENDS.

About Jaguar Land Rover

Jaguar Land Rover is the UK's largest automotive manufacturer, built around two iconic British car brands: Land Rover, the world's leading manufacturer of premium all-wheel-drive vehicles; and Jaguar, one of the world's premier luxury sports saloon and sports car marques.

At Jaguar Land Rover, we are driven by a desire to deliver class-leading vehicles, which will provide experiences our customers will love, for life. Our products are in demand around the globe. In 2018 Jaguar Land Rover sold 592,708 vehicles in 128 countries.

We support around 260,000 people through our retailer network, suppliers and local businesses. At heart we are a British company, with two major design and engineering sites, three vehicle manufacturing facilities and an engine manufacturing centre in the UK. We also have plants in China, Brazil, India, Austria and Slovakia.

Our innovation is continuous: we will spend in the region of GBP 4 billion this year on new product creation and capital expenditure.

From 2020 all new Jaguar Land Rover vehicles will offer the option of electrification, giving our customers even more choice. We will introduce a portfolio of electrified products across our model range, embracing fully electric, plug-in hybrid and mild hybrid vehicles as well as continuing to offer the latest diesel and petrol engines.

For more information, please visit www.newsroom.jaguarlandrover.com or contact:

Joan Chesney;Corporate Affairs Manager M: +44(0) 7467 448229; E: jchesney@jaguarlandrover.com

Natasha Kaur;Senior Communications Officer M: +44 (0) 7469 021100; E: nkaur6@jaquarlandrover.com

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 109 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.